7/23

[redacted]

08003972

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

PROCESSED
JUL 25 2008
THOMSON REUTERS

REGISTRANT'S NAME PowerChips plc

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35052 FISCAL YEAR 3-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dew

DAT : 7/24/08

POWER CHIPS™

Power Chips plc

2008 Annual Report

ARLS
3-31-08

POWER CHIPS PLC
www.powerchips.gi

About Power Chips plc

Power Chips plc has created "Power Chips" which use thermionics to convert heat into electricity. Power Chips plc is a majority-owned subsidiary of Borealis Exploration Limited (BOREF OTC-US), and is publicly traded on the Pink Sheets (PWCHF OTC-US).

Contents

Chairman's Letter to Members	2
Directors and Officers	7
Directors' Report	8
Auditors' Report	12
Financial Statements and No tes	14

Chairman's Letter to Members

19 June 2008

Fellow Members:

The energy crisis continues, and the world is paying the price for increased demand of fossil fuels.

We need more power, without somehow using more of the fuel we do have - whether it is coal, oil, gas, nuclear or even solar energy. And the opportunities are indeed there. While internal combustion engines are a very mature and highly evolved technology, cars tap less than 20% of the thermal energy of fuel to turn the wheels. Over 80% of the energy in your fuel tank will be dumped out the tailpipe or radiator. The majority of fuel consumed in making electrical power or steel or aluminium is also vented to the environment, and thus wasted. Why? Because there is no current technology which can economically convert such heat, which is often as hot as 1000C (that's a cosy 1700F), into electrical power. The need for more efficient generation technologies has never been greater than it is now.

Power Chips™ are the solution to this problem.

The Power Chips technology is being designed to be optimal for operation at "waste heat" temperatures of 500 - 600 C and below. A paper published in the Global Powertrain Congress showed that if Power Chips reach their projected efficiency, they will be able to almost *double* the efficiency of a car or truck. There are more than 50 million automobiles built every year worldwide; almost doubling their fuel efficiency is going to make an enormous difference.

Power Chips are small and relatively simple devices with a large number of potential applications. In automotive and aerospace applications alone, there is a market of many *billions* of devices per year. And that is not counting all the other applications, like steel mills and aluminium smelters and power plants. We get inquiries every week from companies and individuals who would love to add Power Chips to their furnaces or cars or water heaters. When one begins to contemplate all the sources of waste heat in existence, one realizes how vast the potential for Power Chips really is.

There is just one significant problem. We cannot even begin to meet market demand, because we do not yet have functional Power Chips. However, we have finally sourced the materials, which specifications are proprietary but difficult to obtain small quantities for prototype building. We need to now produce functional Power Chips and we are looking for funding to finish product development. With funding we are looking to have product in approximately 12 months.

Power Chips are small diodes in which electrons move from one side to the other. The key to doing this at low temperatures is the Avto Metals™ technology, which we publicly announced for the first time three years ago. Avto Metals allow one to take an emitter, like the cathode found in older televisions and computer monitors, and make it work at temperatures low enough for use with exhaust pipes or smokestacks.

For use in Power Chips, however, Avto Metals need to be optimized for peak performance and long-term endurance at elevated temperatures. The good news is that Avto Metals are, in principle, quite simple. They are essentially a corrugated pattern on top of a thin layer of a material. The dimensions, however, are rather small, and thus it took quite a while to prove the concept. Development has also been slowed by practical problems. For example, oxygen tends to react with most things, even just a little bit. Oxygenated layers on top of the corrugated pattern diminish and sometimes even eliminate the Avto effect. Thus, some of these materials cannot be exposed to air during

Power Chips Chairman's Letter (Continued)

transportation. Therefore, either we work with materials that do not react with oxygen at all (there are a few, but not many), or we work with materials that react minimally with oxygen and thus must be tested in a vacuum. Working in a vacuum is more complicated and slows things down a great deal, but it is all doable with enough time and resources.

The work ahead of us is focused and requires high quality and thorough laboratory research - and funding, which we have not yet secured. We need to make and test a sizable number of samples, and continue to check (and if necessary, refine) the theory, and push it to its limits. We don't require dramatic improvements in electron emission at the design operating temperature to start making Power Chips; we need only slightly better results than we have already achieved, albeit in a different material.

We have dedicated management capable of bringing Power Chips to market. Hans Walitzki, who has decades of experience in administration, technology management and mass manufacturing, is our Chief Development Officer. Dr. Walitzki has worked extensively in thin film and wafer technologies, spending many years with Wacker Chemitronic and later Wacker Siltronic, where he was Director of Technology. He founded his own company, soiTronic, Inc. in 1999 to bring new wafer technologies to the market, and successfully integrated his company into Isonics Corporation, becoming Vice President for Advanced Wafer Technology. Dr. Walitzki is expected to manage the final development stages and commercialization of Power Chips.

As of 31 March, we have 35 issued patents, and another 48 patents pending. Of those 48 applications, 16 were filed last year. We continue to ensure that we stay innovative and thereby secure what we believe is already a dominant patent position for low temperature thermionic power converters.

In parallel, we continue to work on raising funds for development. The work represents a constant cash drain, and our efforts certainly have been constrained by limited resources. The funding problem has not been solved yet, and we continue to talk to potential investors and partners. We welcome any new opportunities that arise!

With best wishes,

Power Chips plc

Rodney T. Cox
Chairman and Chief Executive Officer

Isaiah W. Cox
President and Chief Operating Officer

Management's Discussion and Analysis of 2008 Results

Borealis Technical Limited ("Technical"), the parent company, has conducted basic industrial research on its Power Chips technology since 1996, and it has many patents issued and pending covering this technology. We feel that Power Chips plc has a good chance to come to market with product in fiscal 2009 if we get funding in short order. An improvement in our understanding of the theory underpinning Avto Metals over the past year has helped us to better focus our R&D direction toward commercially viable results. Power Chips has the rights to Avto Metals™ for power production and the ability to control eV is central to making and dominating the power production market. All of the research expenditures to date have been undertaken by Technical and funded by Borealis Exploration Limited, the ultimate parent of the Company, and by the sale of Company shares with the proceeds being loaned to Technical. The funds received from all shares sales are due back to Power Chips plc. With funding, Power Chips plc will become a stand alone company.

An Intellectual Property Agreement was signed effective 1 January 1999, whereby Technical has granted the Company the exclusive worldwide rights for sublicensing the Power Chips technology. In consideration for the rights granted to the Company, the Company shall pay Technical an 8% royalty based on net sales of licensed products and services sold by the Company and 50% of all sublicense income. To date the Power Chips technology is still under development such that the Company has not made any related sublicense sales. The Company intends to retain its sublicense rights granted by Technical.

The Company has been in the development stage since its inception. These financial statements have been prepared in accordance with generally accepted accounting princ iples with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. From inception to 31 March 2008, the Company lent money raised on its behalf to Technical and Borealis Exploration Limited, who are also in a development stage. The present circumstances therefore raise certain doubts about the ability of the Company to continue as a going concern. Management of the Company has indicated they have no intention to demand repayment of the amounts owing from Technical until Power Chips are being sold into the market and/or licensing has commenced and the Company is both cash flow positive and has earnings. The Company and Technical are actively working together to negotiate product sales or further sublicensing of its technology to various parties, which activities are expected to generate profitable operations in the future. We are willing to be very creative in our funding and one proposal which is on the table involves the sale of shares in a company which will be sold the rights to power production for generating stations. The energy crisis certainly brings a constant stream of interested parties and we are working very hard on cbsing transactions that benefit the Power Chips plc shareholders which may involve product sales, license sales, share sales or combinations thereof. There can be no assurance that the Company will be successful in its actions. The financial statements do not contain any adjustments that might be necessary if the Company is unable to continue as a going concern.

Forward-Looking Statement

The discussion of the Company's business and operations in this report includes in several instances forward-looking statements, which are based upon management's good faith assumptions relating to the financial, market, operating and other relevant environments that will exist and affect the Company's business and operations in the future. All technical, scientific, and commercial statements regarding technologies and their impacts are based on the educated judgment of the Company's technical and scientific staff. No assurance can be made that the assumptions upon which management based its forward-looking statements will prove to be correct, or that the Company's business and operations will not be affected in any substantial manner by other factors not currently foreseeable by management or beyond the Company's control.

All forward-looking statements involve risks and uncertainty. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements that might be made to reflect the events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events; including those described in this report, and such statements shall be deemed in the future to be modified in their entirety by the Company's public pronouncements, including those contained in all future reports and other documents filed by the Company with the relevant Securities Commissions.

POWER CHIPS

PUBLIC LIMITED COMPANY

Gibraltar Registered No. 60528

Financial Statements

for the year ended 31 March 2008

DIRECTORS AND OFFICERS

Directors	Appointed	
Rodney T. Cox	23 Mar 2000	Director, Chairman of the Board and Chief Executive Officer
Isaiah W. Cox	23 Mar 2000	Director, President and Chief Operating Officer
Wayne S. Marshall	23 Mar 2000	Director
Peter Vanderwicken	06 Sept 2000	Director
Nechama J. Cox	01 Aug 2001	Director
Stuart Harbron	23 July 2002	Director and Chief Patent Officer (resigned 31 March 2008)
Giulio Pontecorvo	28 Aug 2003	Director

Secretary

STM Fidecs Management Limited
Montagu Pavilion
8-10 Queensway
Gibraltar

Registered Office

Suite 3G, Eurolife Building
1 Corral Road
Gibraltar

Auditors

Moore Stephens
Suite 5 Watergardens 4
Waterport
Gibraltar

DIRECTORS' REPORT

The directors submit their report and the audited financial statements for the year ended 31 March 2008.

Corporate Profile

The Company was incorporated on 11 February 1997 in Gibraltar. The Company's shares are publicly traded in the United States over-the-counter (OTC) market and quoted as PWCHF on the Pink Sheets at www.pinksheets.com. As of year end, the last reported trade was at $ 0.40 per share, with the yearly high at $ 2.75 per share, and the low at $ 0.27 per share.

Activities

The principal activity of the Company is that of researching, developing and marketing Power Chips™ Technology. Power Chips are devices that absorb heat and use it to produce electrical power. They are silent, non-polluting, scalable, portable, and can operate anywhere there is a source of heat. We expect them to replace many existing technologies for generating electricity.

Results and Review of Business

The results for the year are shown in the Profit and Loss Account on page 14.

Power Chips plc lost $ 429,716 last year. This compares to our loss of $ 206,335 in 2007. Our cumulative loss carry forward is now $ 1,028,451 compared to $ 598,735 in 2007.

Power Chips plc is a member of the Borealis Family of Companies and is a publicly-traded indirect majority-owned subsidiary of Borealis Exploration Limited. Borealis Technical Limited, our direct parent company, owns 5,222,983 of our 8,035,118 outstanding shares, or 65% of our shares. Like our parent and most Family companies, Power Chips plc is incorporated in Gibraltar.

Our parent company, Borealis Technical Limited, owes us $ 4,441,109 compared to $4,870,825 in the previous year.

Borealis Technical Limited ("Technical"), the parent company, has conducted basic industrial research on its Power Chips technology since 1996, for which it has patents issued and pending. All of the research expenditures to this year have been undertaken by Technical and funded by Borealis Exploration Limited, the ultimate parent of the Company. Technical had received deposits in the current and prior years on behalf of the Company towards the issue of shares in the Company. The Company is now being charged for some overheads and for research work carried out and will become a stand alone company with proper funding.

An Intellectual Property Agreement was signed effective 1 January 1999, whereby Technical has granted the Company the exclusive worldwide rights for sublicensing the Power Chips technology. In consideration for the rights granted to the Company, the Company shall pay Technical an 8% royalty based on net sales of licensed products and services sold by the Company and 50% of all sublicence income. To date the Power Chips technology is still under development such that the Company has not made any related sublicence sales.

We are negotiating to sell licenses and product using various corporate structures under favourable terms for all parties involved. There have been no sales as of yet. It now appears that licensing and being a direct manufacturer and supplier of Power Chips to most of our markets will be our business structure.

DIRECTORS' REPORT (Continued)

The Company has been in the development stage since its inception. The Company intends to retain its sublicence rights granted by Technical. These financial statements have been prepared in accordance with generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. From inception to 31 March 2006, the Company lent money raised on its behalf to Technical and Borealis Exploration Limited, who are also in a development stage. Now the Company is being charged a share of group management and project fees, and is also paying its direct costs of research. The present circumstances raise certain doubts about the ability of the Company to continue as a going concern. The Company is a publicly traded company.

Management of the Company has indicated they have no intention to demand repayment of the amounts owing from Technical until the Power Chips technology is being licensed in the marketplace. The Company and Technical are actively working together to negotiate sales or further sublicensing of its technology to various parties, which is expected to generate profitable operations in the future. To the extent additional funds are required, the Company will attempt to raise these funds through future sales of licences, of products, sale of shares in subsidiary companies and issues of further shares. There can be no assurance that the Company will be successful in its actions. The financial statements do not contain any adjustments that might be necessary if the Company is unable to continue as a going concern.

Patents and Intellectual Property

All patents relating to the Power Chips technology are held by our parent, Borealis Technical Limited, which has granted Power Chips plc an exclusive worldwide license to them for all power generation applications. Borealis Technical Limited so far has been granted more than 35 U.S. and international patents, and has 48 pending patent applications with 16 filed in 2008 for its scientific and technological advances in thermotunneling, thermionics, reduction of work function, and power generation.

Dividends

There were no dividends declared during the year.

DIRECTORS' REPORT (Continued)

Directors and their Interests

The directors who served during the year were as stated on page 7.

The interest of the directors in the shares of the Company at the year end were as follows:

	Shares held at 31 March 2008	Shares held at 31 March 2007
Rodney T. Cox	114,280	114,280
Isaiah W. Cox	25,600	25,600
Wayne S. Marshall	73,164	72,664
Peter Vanderwicken	18,758	18,758
Nechama J. Cox	20,275	20,275
Stuart Harbron	14,500	14,500
Giulio Pontecorvo	5,000	5,000

Share Options

As of 31 March 2008, there were no share options outstanding.

Directors' Responsibilities

The directors are responsible for preparing financial statements for each financial year which give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit or loss for that year and which comply with the Gibraltar Companies Act 1930 and the Gibraltar Companies (Accounts) Act 1999. In preparing the financial statements, appropriate accounting policies have been used and applied consistently, reasonable and prudent judgements and estimates have been made, and applicable accounting standards have been followed. The directors are responsible for maintaining adequate accounting records, for safeguarding the assets of the Company, and for preventing and detecting fraud and other irregularities.

Investor Information

Extensive information for investors can be found on our Website at www.powerchips.gi. Our annual and quarterly reports for the past several years are posted there, as well as full information about the Company and our technologies. The site also has links to quotation systems that report our current stock prices.

If you have a question about Power Chips, please write to us at pr@powerchips.gi

DIRECTORS' REPORT (Continued)

Auditor

A resolution to reappoint Moore Stephens will be proposed at the Annual General Meeting.

By order of the Board on 19 June 2008

Isaiah W. Cox	Rodney T. Cox
Director	Director

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF POWER CHIPS PUBLIC LIMITED COMPANY

We have audited the financial statements of Power Chips plc for the year ended 31 March 2008 set out on pages 14 to 18. These financial statements have been prepared under the accounting policies set out on page 16.

This report is made solely to the Company's members as a body, in accordance with the Companies Act 1930. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

As described in the report of the Directors, the Company's Directors are responsible for the preparation of financial statements in accordance with applicable law and Gibraltar Accounting Standards (Gibraltar Generally Accepted Accounting Practice).

Our responsibility is to audit the financial statements in accordance with relevant Gibraltar legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the relevant financial reporting framework and are properly prepared in accordance with Gibraltar Law. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the company has not kept proper accounting records, or if we have not received all the information and explanations we require for our audit.

We read the Directors' Report and other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements within it or material inconsistencies with the financial statements.

Basis of opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland). An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

In forming our opinion, we have considered the disclosures made in Note 1 of the financial statements in connection with the application of the going concern basis and the uncertainty with regards to securing continued financial support.

In connection with the other information contained in the Annual Report we also draw attention to the content of the Forward Looking Statement on page 5.

AUDITORS' REPORT (Continued)

In view of the significance of these matters we consider they should be drawn to your attention but our opinion is not qualified in these respects.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company as at 31 March 2008, and of the loss for the year then ended in accordance with Gibraltar Accounting Standards and have been properly prepared in accordance with Gibraltar Companies Act 1930, the Gibraltar Companies (Accounts) Act 1999.

Gibraltar
19 June 2008

Moore Stephens
CHARTERED ACCOUNTANTS

PROFIT AND LOSS ACCOUNT
for the year ended 31 March 2008

	Notes	2008 $	2007 $
Expenditure			
Administrative fees	5	(280,000)	(43,200)
Development expenses	5	(149,716)	(163,135)
Retained loss for the year		(429,716)	(206,335)
Retained losses brought forward		(598,735)	(392,400)
Retained losses carried forward		$ (1,028,451)	$ (598,735)

The Company has had no discontinued activities during the year, accordingly, the above result for the Company relates solely to continuing activities.

No statement of recognised gains and losses has been produced as the only recognised gains and losses occurring in the year are those disclosed in the Profit and Loss Account.

The notes on pages 16 to 18 form part of these Financial Statements.

BALANCE SHEET
as at 31 March 2008

	Notes	2008 $	2007 $
Current Assets			
Debtors	2	4,441,109	4,870,825
Total Net Assets		$ 4,441,109	$ 4,870,825
Capital and Reserves			
Called up Share Capital	3,4	123,781	123,781
Share Premium Account	3,4	5,345,779	5,345,779
Profit and Loss Account	4	(1,028,451)	(598,735)
Total Shareholders' Funds		$ 4,441,109	$ 4,870,825

Signed on behalf of the Board of Directors on 19 June 2008

Isaiah W. Cox
Director

Rodney T. Cox
Director

The notes on pages 16 to 18 form part of these Financial Statements.

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 31 March 2008

1. PRINCIPAL ACCOUNTING POLICIES

The financial statements have been prepared in accordance with Gibraltar Accounting Standards and the Gibraltar Companies Act 1930 and the Gibraltar (Companies Accounts) Act 1999 (together, 'Gibraltar GAAP').

a. Basis of accounting
The financial statements are prepared under the Accounting Policies set out.

b. Reporting currency
The Company's financial statements are presented in US dollars, which is the functional currency for operations.

c. Foreign currency translation
Transactions in foreign currency are recorded at the rate at the date of the transaction. Any monetary assets or liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.

d. Going Concern
These financial statements have been prepared under the going concern concept, which assumes that the Company will continue in operational existence for the foreseeable future having adequate funds to meet their obligations as they fall due. Further information is set out in the Directors' Report on pages 8 to 11.

e. Cash Flow Statements
The Company meets the size criteria for a small company set by the Gibraltar (Companies Accounts) Act 1999, and therefore, in accordance with FRS1: Cash Flow Statements, it has not prepared a cash flow statement.

f. Taxation
The Company has been granted exempt status under the Gibraltar Companies (Taxation and Concessions) Act. Providing the Company continues to satisfy the criteria for such status, including the payment of an annual government charge of £450 it will not be subject to Gibraltar Corporation Tax until 2010, the date at which the status of all Gibraltar exempt companies will be subject to new legislation.

g. Investments
Investments in the shares of subsidiary companies or other group companies are stated at average cost and the profit or loss on disposals is calculated based on this historical average cost of the inventory.

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 31 March 2008 (Continued)

2. DEBTORS

	2008 $	2007 $
Loan to parent company	$4,441,109	$ 4,870,825

Amounts due from the Company's parent company are non-interest bearing, unsecured, and with no fixed terms of repayment.

3. CALLED UP SHARE CAPITAL

	2008 $	2007 $
Authorised share capital		
10,000,000 ordinary shares @ £0.01 each	$ 160,000	$ 160,000

	Number of Shares	Share Capital $	Share Premium Account $	Total $
At 31 March 2006	8,035,118	123,781	5,345,779	5,469,560
Shares issued during the year	-	-	-	-
At 31 March 2007	8,035,118	123,781	5,345,779	5,469,560
Shares issued during the year	-	-	-	-
At 31 March 2008	8,035,118	$ 123,781	$5,345,779	5,469,560

The shares issued were partly to raise additional finance (cash received in Technical) and partly to settle amounts owing to creditors by Technical.

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 31 March 2008 (Continued)

4. RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS FUNDS

	Share Capital $	Share Premium Account $	Profit & Loss Account $	Total $
At 31 March 2006	123,781	5,345,779	(392,400)	5,077,160
Shares issued during the year	-	-	-	-
Loss for the year	-	-	(206,335)	(206,335)
At 31 March 2007	123,781	5,345,779	(598,735)	4,870,825
Shares issued during the year	-	-	-	-
Loss for the year	-	-	(429,716)	(429,716)
At 31 March 2008	$ 123,781	$ 5,345,779	$ (1,028,451)	$ 4,441,109

5. RELATED PARTY TRANSACTIONS

In addition to related party transactions disclosed elsewhere in these financial statements, during the year ended 31 March 2008 the Company was charged US$429,716 (2007 - US$206,335) in fees for administrative services and development expenses provided by Technical.

6. ULTIMATE PARENT COMPANY

The ultimate Parent Company is Borealis Exploration Limited, a company incorporated in Gibraltar whose registered office is at Suite 3G, Eurolife Building, 1 Corral Road, Gibraltar.

2008
Power Chips plc
NOTICE OF ANNUAL MEETING OF MEMBERS

NOTICE IS HEREBY GIVEN, that the Annual General Meeting of Members of Power Chips plc will be held on 24th day of June 2008, at the hour of 18:00 (Gibraltar time), at the offices of STM Fidecs Management Limited, 8-10 Queensway, Montagu Pavilion, Gibraltar, and on the Internet at www.powerchips.gi, for the purposes described in this Notice. Members are cordially invited to attend this meeting.

1. To elect 2 Directors, each for a 3-year term.
2. To appoint auditors for the year ending 31 March 2009.
3. To table the financial statements for the year ended 31 March 2008.
4. To approve and ratify all acts and resolutions of the Board of Directors since the last annual meeting of Members of the Company
5. To transact further and other business as may properly come before the meeting.

Dated this 2nd day of June 2008.

By Order of the Board of
Power Chips plc

Rodney T. Cox, Ph.D.
Chairman of the Board

Isaiah W. Cox, A.B.
Director

Members who are unable to attend the meeting in person are requested to date, sign, and return the enclosed form of proxy in the envelope provided for that purpose, or to fax it to +44.207.504.3593, or in the States to +1.503.296.2163 or any Power Chips plc office. The proxy will be available for voting on-line at the Power Chips plc website, www.powerchips.gi from 11 June 2008. The proxy will also be accepted if sent in electronic form to proxy@powerchips.gi. Even if you plan on attending the meeting electronically, we would appreciate your proxy before the meeting and you will still be allowed to vote in person at the meeting. There is always a possibility that the phone lines or the Internet will be down at the time of the meeting and sending in the proxy ensures your vote will be counted. Please note: the audited financial statements and information circular will be available at: www.powerchips.gi/investor/corpinfo.shtml.

Power Chips plc
2008 PROXY

SOLICITED BY MANAGEMENT

I/We ________________________________ being a member of the above Company with shares HEREBY APPOINT Rodney T. Cox, Isaiah W. Cox, Wayne S. Marshall and STM Fidecs Management Limited, each with full power to act without the others and each with full power of substitution, or in lieu of the foregoing ________________________ ________________ to be my/our proxy to vote for me/us at the meeting of members to be held in Gibraltar, and on the Internet at www.powerchips.gi on the 24th day of June 2008, at the hour of 18:00 hours (Gibraltar Time), or at any adjournment thereof.

(a) VOTED FOR ( ) AGAINST ( ) WITHHELD FROM VOTING ( ) the election of Rodney T. Cox, Director, for a three year term.

(b) VOTED FOR ( ) AGAINST ( ) WITHHELD FROM VOTING ( ) the election of Peter Vanderwicken, Director, for a three year term.

(c) VOTED FOR ( ) AGAINST ( ) WITHHELD FROM VOTING ( ) the appointment of Moore Stephens, Chartered Accountants, Gibraltar, for Auditors of the Company for the year ending 31 March 2009.

(d) VOTED FOR ( ) AGAINST ( ) WITHHELD FROM VOTING ( ) to approve and ratify all acts and resolutions of the Board of Directors since the last annual meeting of the members of the Company.

Signed this ______ day of ______________ 2008

____

Signature of Member (name to be written as it appears to the left, or on your share certificate, or Signature of Member and Intermediary's Name in which the shares are held)

Number of shares owned:

For voting on-line, you will need: **Username:** **Password:**

Shareholders are requested to confirm or provide the following information:

Citizenship: ________________________________

Occupation: ________________________________

Phone #: ________________________________

Email: ________________________________

NOTE:

(1) EACH MEMBER HAS THE RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A MEMBER, TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS SPECIFIED ABOVE. Such right may be exercised by inserting the name of the person to be appointed in the space provided after "in lieu of the foregoing," or by completing another proper form of Proxy. Each Member can vote their Proxy and attend the Meeting and vote in person, or vote electronically. The Record Date for the meeting is 30 APRIL 2008.

(2) If this form of Proxy is to be utilized, it must be dated and signed by the member, or by an Attorney duly authorized in writing, or, if the member is a Corporation, under its Corporate Seal or under the hand of an Officer or Attorney thereof duly authorized. This Proxy is acceptable if sent by electronic form to proxy@powerchips.gi, and also can be voted at the Power Chips plc Web Site www.powerchips.gi from 11 June 2008. Faxed copies are also acceptable if sent to +44.207.504.3593, or in the States to +1.503.296.2163, or any of the Power Chips plc corporate offices.

(3) Unless otherwise specified, the shares represented by this Proxy instrument will be voted. If the choice is specified with respect to the matter to be dealt with at the meeting referred to above, such shares will be voted in accordance with the specifications made IF NO CHOICE IS SPECIFIED, it is presently intended to vote such shares for the approval of all matters set out in the Notice; including the election of directors and the appointment of auditors, and THIS PROXY CONFERS DISCRETIONARY AUTHORITY TO DO SO. This Proxy also confers authority for the above named to vote in his/their discretion with respect to amendments or variations to the matters identified in the Notice of Annual Meeting accompanying this Proxy instrument or matters which may properly come before the meeting.

Power Chips plc

RECEIVED

2008 JUL 23 P 1:45

FICE OF INTERNATIONAL CORPORATE FINANCE

GIBRALTAR COMPANY NUMBER 60528
INFORMATION CIRCULAR
Fiscal Year 2008

1. **SOLICITATION OF PROXIES:**

This information circular is furnished in connection with the solicitation of proxies by the Management of Power Chips plc ("Company") for use at its Annual Meeting of Members to be held 24 June 2008 in Gibraltar and via the Internet at www.powerchips.gi, with the Record Date of the meeting being 30 April 2008, for the purposes set forth in the Notice of Meeting. It is expected that the solicitation will be by mail, e-mail, fax, Internet web site, telephone or in person by Officers and Directors of the Company. The cost of solicitation will be borne by the Company. The information contained herein is given as of 31 March 2008, unless otherwise indicated. All dollar figures set forth are expressed in United States Dollars. All accounting is done in Gibraltar Generally Accepted Accounting Principles (GAAP).

2. **QUORUMS AND VOTING:**

The authorised share capital of the Company is £100,000 GBP, consisting solely of one class of common shares divided into 10,000,000 shares with par value of £0.01 GBP per share, of which 8,035,118 shares were outstanding at the close of business 31 March 2008.

Each holder of record of a common share as of the Record Date for the meeting is entitled to attend the meeting and to cast one vote for each share. Proxies are being accepted by hand delivery, mail, e-mail, fax, and the Company's Internet website at www.powerchips.gi. Any resolution to be voted upon at the meeting must be approved by a majority of the votes cast, unless the Company's Articles of Association stipulate a number or proportion of the votes cast in excess of a majority. The meeting will proceed as long as there is a quorum at the meeting place including the voted proxies.

3. **REVOCATION OF PROXIES:**

Each shareholder has the power to revoke a proxy at any time as long as it has not been exercised. In addition to revocation in any other manner permitted by law, a member giving a proxy pursuant to this solicitation who wishes to revoke the proxy instrument may do so in writing. This revocation must be executed by the member, or by his attorney authorised in writing, or, if the member is a Corporation, under its Corporate seal or by an officer or attorney thereof duly authorised, and received by mailed, or deposited, at any office of the Company, via e-mail to proxy@powerchips.gi, or by fax to +44.207.504.3593 at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof at which the proxy is to be used, or with the Chairman of such meeting on the day of the meeting, or adjournment thereof.

4. **PRINCIPAL HOLDERS OF VOTING SHARES:**

To the knowledge of the Directors and Officers of the Company there is no person who beneficially owns or exercises control or direction over shares carrying more than ten percent of the votes attached to shares of the Company as of 31 March 2008 except:

Borealis Technical Limited (which is a 98% owned subsidiary of Borealis Exploration Limited) owns and controls 5,222,983, which is 65.00% of the outstanding shares.

5. **ELECTION OF DIRECTORS:**

Present Directors	**Remaining Term**
Rodney T.Cox, Ph.D.	Up for election
Peter Vanderwicken, A.B.	Up for election
Isaiah W. Cox, A.B.	1 year
Nechama J. Cox, Ph.D.	1 year
Wayne S. Marshall, Ph.D.	2 years
Giulio Pontecorvo, Ph.D.	2 years

The proxy will be voted for the following proposed nominees (or for a substitute nominee in the event of contingencies not known at present) who will serve for a period of 3 years, or their successors if they are elected or appointed in accordance with the Articles of Association of the Company. Respective reported share totals are as at 31 March 2008.

RODNEY T. COX became Chief Executive Officer on 11 February 1997. Dr. Cox became a Director and Chairman of the Board of the Company on 23 March 2000. He is a member of the Executive. Audit and Compensation Committees. He was a Partner in The Parmenides Group until February 2000. He is currently also a Director of Borealis Exploration Limited. Borealis Technical Limited. Avto Metals plc. Chorus Motors plc. Cool Chips plc. Photon Power plc. Roche Bay Holdings Limited. Roche Bay Holdings (Barbados) Limited. Credits Holdings Limited. Borealis Roche Bay Limited. WheelTug plc. Cool Chips Military Sales plc. and Faraway plc. He is a Member of the Council of the Hart Cox Foundation Limited. the Jeremiah Toyam Cox Foundation Limited. and other foundations based in Gibraltar. Rodney T. Cox beneficially owns directly or indirectly 114,280 shares of Power Chips plc.

PETER VANDERWICKEN became a Director of the Company on 6 September 2000. Mr. Vanderwicken is a private investor who retired in 2004 as president of Plumstead Group, Inc., a publishing and consulting firm. He is currently also a Director of Borealis Exploration Limited. Avto Metals plc. Chorus Motors plc. Cool Chips plc. Photon Power plc and Chairman of Roche Bay plc. Peter Vanderwicken beneficially owns directly or indirectly 18,758 shares of Power Chips plc.

THE PRESENT POSITION AND OFFICE WITH THE COMPANY IF APPLICABLE, AND THE PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT OF THE INCUMBENT DIRECTORS AND OFFICERS ARE AS FOLLOWS. UNLESS OTHERWISE STATED, SUCH OCCUPATION OR EMPLOYMENT HAS CONTINUED FOR MORE THAN THE LAST FIVE YEARS.

ISAIAH W. COX became a Director of the Company on 23 March 2000. Mr. Cox is President. Chief Operating Officer. a member of the Executive Committee and Compensation Committee of the Company. He is currently also a Director of Borealis Exploration Limited. Borealis Technical Limited. Avto Metals plc. Chorus Motors plc. Cool Chips plc. Photon Power plc. Roche Bay Holdings Limited. Roche Bay Holdings (Barbados) Limited. Credits Holdings Limited. Borealis Roche Bay Limited. WheelTug plc. Cool Chips Military Sales plc. and Faraway plc. He is a Member of the Council of the Hart Cox Foundation Limited and the Jeremiah Toyam Cox Foundation Limited. among other foundations based in Gibraltar. Isaiah W. Cox beneficially owns directly or indirectly 25,600 shares of Power Chips plc.

NECHAMA J. COX became a Director of the Company on 1 August 2001. Dr. Cox is the Chief Operating Officer of Chorus Motors plc. In 1999. she founded the Mishkan School as well as being a Founding Governor of the Noam Primary School. She is currently also a Director of Borealis Exploration Limited. Chorus Motors plc. Cool Chips plc and Photon Power plc. She is a Member of the Council of a number of foundations based in Gibraltar. Nechama J. Cox beneficially owns directly or indirectly 20,275 shares of Power Chips plc.

WAYNE S. MARSHALL became a Director of the Company on 23 March 2000. He is Professor Emeritus of Business Administration. Long Island University. Dr. Marshall is Chairman of the Executive and Compensation Committees. and a member of the Audit Committee of the Company. He is currently also a Director of Borealis Exploration Limited. Borealis Technical Limited. Avto Metals plc. Chorus Motors plc. Cool Chips plc. Photon Power plc. Roche Bay Holdings Limited. Roche Bay Holdings (Barbados) Limited. Credits Holdings Limited. Borealis Roche Bay Limited. WheelTug plc. Cool Chips Military Sales plc. and Faraway plc. He is a Member of the Council of the VSBM Foundation Limited among other foundations based in Gibraltar. Wayne S. Marshall beneficially owns directly or indirectly 72,664 shares of Power Chips plc.

GIULIO PONTECORVO became a Director of the Company on 28 August 2003. Dr. Pontecorvo is Professor Emeritus at the Columbia University Graduate School of Business. and has served on numerous National Academy of Science committees. Professor Pontecorvo has advised the United Nations. the World Bank and other multilateral organizations on a variety of economic and environmental issues. and has published widely on many economic. financial and environmental topics. He is currently also a Director of Borealis Exploration Limited. Cool Chips plc. Chorus Motors plc. and Photon Power plc. Giulio Pontecorvo beneficially owns directly or indirectly 5,000 shares of Power Chips plc.

STM Fidecs Management Limited (formerly known as Fidecs Management Limited) became Corporate Secretary of the Company on 21 May 2001.

6. APPOINTMENT OF AUDITORS:

Unless otherwise specified therein. it is presently intended to vote the proxy to appoint Moore Stephens. Chartered Accountants. Gibraltar. as auditors of the Company. to hold office until the next annual meeting of shareholders. and to authorize the Directors to fix their remuneration.

7. **INSURANCE:**

The Company indemnifies all of its Officers and Directors against any legal actions or threatened legal actions that are in any way related to their relationship to the Company. The indemnification includes paying all legal bills and all costs of any kind relating to any such claims.

8. **INTEREST OF LARGE SHAREHOLDERS IN MATERIAL TRANSACTIONS WITH THE COMPANY:**

Borealis Technical Limited collects a nominal annual retainer fee for managing the business of Power Chips plc. but pays all of Power Chips plc expenses. Until fiscal 2007, all funds raised by the sale of Power Chips plc shares went to Borealis Technical Limited, where they became an account payable to Power Chips plc. Currently, Power Chips plc is responsible for its own expenses and is operating as a stand alone profit centre.

9. **GENERAL:**

The Management knows of no matter to come before the Annual Meeting other than the matters referred to in the Notice of the Meeting. If any matters that are not now known to the Management should properly come before the meeting, the accompanying proxy instrument will be voted on such matters in accordance with the best judgment of the person or persons voting it.

The contents and sending of this information have been approved by the Directors of the Company.

Dated 23 June 2008

Power Chips plc

Rodney T. Cox, Ph.D.
CEO/Chairman of the Board

Isaiah W. Cox, A.B.
President/COO

END